

Mail Stop 3720

February 9, 2016

Ismael Llera
President
Illumination America, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, FL 33431

> **Re:** **Illumination America, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2016**
> **File No. 333-208968**

Dear Mr. Llera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   It appears that your offering is an indirect primary offering through the selling shareholders for the purpose of creating a market in your shares. Since you are not eligible to conduct an at-the-market offering, please revise your disclosure on the

prospectus cover page and elsewhere to provide a fixed price at which the selling stockholders will sell their shares for the duration of the offering (and not just until such time as the shares are quoted on the OTCQB). Also identify the selling stockholders are underwriters, as you have done on page 18 in the Plan of Distribution.

3. Please provide consistent disclosure throughout the prospectus on whether you intend to seek quotation on the OTCQB or the OTC Bulletin Board.

Selling Stockholders, page 16

4. Please provide all the information required by Item 507 of Regulation S-K for each selling stockholder, including the number of shares being offered and the amount and percentage of shares to be owned after completion of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

5. We note that the increase of revenues for periods presented was mainly due to larger LED projects. Please revise and discuss in detail how such projects affect your revenues. For example, you may include a discussion of changes in key variables such as price versus volume mix.

6. Please discuss the underlying reasons for changes of costs of sales for all periods presented.

7. For years ended December 31, 2014 and 2013, please expand to describe the underlying reasons for changes of general and administrative expenses and consulting expenses.

Liquidity and Capital Resources, page 20

8. Please discuss your net cash used and provided by operating, investing and financing activities for the year ended December 31, 2014. Your discussion should focus on material changes in respective sources of cash flows and the reasons underlying those changes. In addition, please correct your reference from $(658,219) to $(308,219) in the second paragraph.

Description of Business, page 22

Growth by Acquisitions, page 27

9. We note your extensive disclosure regarding growth by acquisitions, which suggests that engaging in acquisitions is a primary business strategy. Please disclose whether you have any current plans, arrangements, understandings or commitments to acquire any business. Clarify whether your business plan is to engage in a merger or acquisition with an

unidentified company or companies, entity or person. Also disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Advantages of LED Lights, page 28

10.   Please explain the acronyms in brackets on page 28, such as ENV-10 and LCR-12.

11.   Please provide support for the following statement in the first sentence on page 29: "The timing of these technological developments and environmental necessities has created a revolutionary new industry, which is recognized by the Federal Government as growing 90% compounded through 2015-2016 at a minimum and is the mandatory and inevitable replacement of virtually 90 % of all incandescent, halogen, metal halide, and all existing florescent lamps." Please provide us with marked copies of any materials that support this statement, clearly cross-referencing a statement with the underlying factual support.

12.   Please balance your disclosure by also discussing of the disadvantages or challenges of LED lights.

Certain Relationships and Related Party Transactions, page 36

13.   Please file as exhibits the documents evidencing the advances from your directors and the sublease to Grom Holdings, Inc.

14.   Please discuss why you have not collected unpaid rent due from Grom Holdings, Inc.

Financial Statements for the Years Ended December 31, 2014 and 2013

Statements of Stockholders' Deficit, page F-6

15.   We note on page 2 that you undertook a forward split of your common stock in December 2015. In this regard, please retroactively reflect in your financial statements such change in your capital structure including but not limited to number of shares issued and outstanding for all periods presented. Refer to SAB Topic 4.C.

Note 3 – Summary of Significant Accounting Policies
Revenue Recognition, pages F-9

16.   We note on page 23 that you had entered into contracts to install LED lighting. Please tell us whether the installation revenue was material for all periods presented. If so, describe your revenue recognition policy here and on page F-17.

Unaudited Financial Statements for the Three and Nine Month Periods Ended September 30, 2015 and 2014

Statements of Cash Flows, page F-15

17.   Please revise and reclassify the non-cash stock-based compensation of $350,000 as an adjustment to reconcile net loss to net cash provided by operations.

Note 2 – Significant Accounting Policies and Recent Accounting Pronouncement
Basis of Presentation, pages F-16

18.   Please state, if true, that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 1 to Rule 8-03 of Regulation S-X.

Additional Information, page 38

19.   Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only 47 shareholders, and given the size of the proposed offering by selling shareholders, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Additional Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Exhibits

20.   The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must opine on legality of the securities being registered under the laws of the jurisdiction in which you are incorporated. In this regard, it appears that Illumination America, Inc. is incorporated in the state of Florida, but the legal opinion filed as Exhibit 5.1 states the company is a Colorado company and is restricted to Colorado corporation law. Please obtain and file a legal opinion that opines on the legality of the securities being registered under Florida law. See Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications